

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 6, 2007

via U.S. mail and facsimile

James W. Bradshaw
Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, MI 48040

> **Re:** **Tarpon Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 001-32428**

Dear Mr. Bradshaw:

	We have reviewed your response dated October 29, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2006

Statement of Cash Flows

1.	We note your response to prior comment 1 with regards to the failed acquisition of FENCEMaster. Your document does not appear to discuss this acquisition or describe the impact to your cash flow and/or liquidity as you have discussed in your response. Please revise future filings, to discuss this event, the transactions that are presented in your financial statements and what impact, if any, this failed acquisition or customer bankruptcy will have on current or future operations. Please ensure that any amendments to your Form S-1 includes this information.

Form 10-Q for June 30, 2007

Liquidity and Capital Resources, page 23

2.   We note your response to prior comment 4, which indicates you will revise future filings to discuss in detail your plans to overcome your financial difficulties and generate sufficient cash to support operations and meet obligations during the twelve month period following the date of the financial statements. Please note that future amendments to your Form S-1 (file no. 333-146651) are considered future filings and this comment as well as other comments that suggest future revisions should be addressed in future amendments to your Form S-1.

Form 8-K/A filed October 31, 2007

3.   We note your announcement of the sale of your Steelbank Tubular, Inc subsidiary in October 2007. Tell us how you considered the presentation of the Steelbank sale in the financial statements included in your Form S-1 (file no. 333-146651). In this regard, please note that certain events that occur after the end of a fiscal year will require retroactive restatement of that year's financial statements if they are reissued in connection with any filing under the Securities Act or Exchange Act.

        You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Terence S. O'Brien
                                        Branch Chief